File No. 82-188
October 4, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

New Group Management Structure under Holding Company System

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By ____________________
Name: Makoto Ando
Title: IR Manager,
Corporate Communications & IR Group

Dlw 10/17

New Group Management Structure under Holding Company System

Main companies' names determined; preparations accelerating for new system in 2007

Tokyo, October 2, 2006—Since introducing a holding company system in July 2007, Kirin Brewery Company, Limited ("Kirin") (president: Kazuyasu Kato) has been building a new group management structure designed to enable the quantum leap envisioned in its long-term operating framework "Kirin Group Vision 2015" ("KV2015"). Today, Kirin announced the names of its main group companies, which had been tentative, and will accelerate preparations for the start of the new structure in 2007.

The name of the holding company is Kirin Holdings Company, Limited. The name of the domestic alcohol business company that will be separated is Kirin Brewery Company, Limited, while the pharmaceuticals business company is named Kirin Pharma Company, Limited and the name of the company which will be in charge of support function business and shared group services, such as accounting and personnel affairs, for the Group is Kirin Business Expert Company, Limited. Details such as the location, capital, directors, and number of employees of each company are still be considered.

Kirin also determined that it will make Takeda-Kirin Foods Corporation (president: Yoshihiko Kitamura) a wholly-owned subsidiary on April 1, 2007, and will change its name to Kirin Food-Tech Company, Limited. The new company will aim to develop and provide seasoning and food ingredients, highlighting taste and health based on the fermentation and production technologies accumulated by Kirin and Takeda. In 2007, Kirin Food-Tech will begin production of seasoning at a new production base in Indonesia, which will boast world-class productivity and quality. The company will then expand its operations in Asia and Oceania, which are priority areas for the Kirin Group, and by supplying food materials to group companies, will contribute to the development of the health and functional foods business, which is positioned as the fourth pillar of KV2015.

To build a new Group management system, Kirin Group made Kirin Beverage Corporation (president: Yoshikazu Arai), the core company in the beverage business, a wholly-owned subsidiary on October 1, 2006. Kirin Agribio Company, Limited (president: Manabu Matsuo), the core company in the agribio business which changed its name and was made a wholly-owned subsidiary, and Kirin Yakult NextStage Company, Limited (president: Noboru Yamazaki), a new company that will become the core of the health and functional foods business, also started operations on the same day. Now that the Group has determined the names of its main group companies, it will step up preparations toward the start of the new system.

Kirin Group aims to bolster its corporate value by achieving a quantum leap in growth and creating a Group premium towards the realization of KV2015. The Group will continue to offer new proposals as a corporate group that consistently develops bonds with customers and brings out the joy of food and health.

Supplementary material:
Group Organization Chart "New Structure as of July 2007 (Holding Company System)" and
Corporate Profile of Kirin Food-Tech Company, Limited - 1 page

For further information please contact:
Kirin Brewery Company, Limited
Corporate Communications & IR Group
2-10-1 Shinkawa, Chuo-ku, Tokyo
Tel: +813-5540-3450
Kirin website: http://www.kirin.co.jp/english

[New Structure as of July 2007 (Holding Company System)]


Kirin Holdings Company, Limited
(holding company)
* Only major consolidated companies are included.
Operating companies
Kirin Brewery Company, Limited
Separated
Kirin Beverage Company, Limited
Wholly owned subsidiary
Lion Nathan Limited
Kirin (China) Investment Co., Ltd.
Kirin Pharma Company, Limited
Separated
Kirin Yakult NextStage Company, Limited
55% owned
Kirin Food-Tech Company, Limited
Wholly owned subsidiary
Kirin Agribio Company, Limited
Wholly owned subsidiary
Other Operating Companies
Kirin Business Expert Company, Limited
Separated
Domestic Alcohol Business
Soft Drinks Business
Overseas Alcohol Business
Pharmaceuticals Business
Health & Functional Foods Business
Seasoning Business
Agribio Business
Food, service and other Businesses
Shared group services

* *

Corporate Profile of Kirin Food-Tech Company, Limited

1.	Company name:	Kirin Food-Tech Company, Limited
2.	Head office:	19-20, Tsukiji 6-chome, Chuo-ku, Tokyo
3.	Operations commencing on:	April 1, 2007
4.	Capital:	5 billion yen
5.	President:	Yoshihiko Kitamura
6.	Shareholder:	Kirin Brewery Company, Limited (100%) *as of April 1, 2007
7.	Business:	Manufacturing and distributing seasoning, food additives, and food ingredients for food processing, commercial and household use
8.	Main products:	*Ribotide, Komi, Ino-Ichiban*, etc.
9.	Forecast sales:	26.5 billion yen *for the year ending on December 31, 2006
10.	Number of employees:	about 280
11.	Plant:	Takasago Plant (Takasago, Hyogo Prefecture) * Plans to transfer to Kaneka Corporation at the end of 2008 * Currently building a new plant in Lampung, Indonesia (operations slated to commence in 2007)